Registration No. 333-14459
                                      Rule 424(b) (2)


PRICING SUPPLEMENT No. 38 Dated October 30, 1997 (To Prospectus dated November 18, 1996)


$3,000,000,000
HOUSEHOLD FINANCE CORPORATION
Medium-Term Notes
Due Nine Months or More from Date of Issue


Principal Amount:               $110,000,000

Price to Public:                100%

Proceeds to HFC:                100%

Issue Date:                     November 13, 1997

Stated Maturity:                November 13, 2013

Callable by the Calculation Agent
on or after:                    See "Additional Terms - Call Option" and
                                "- Reset of Interest Rate for Fixed Rate
                                Periods"

Repayable at the Option of the
Holder on or after:             See "Additional Terms - Put Option"

Initial Interest Rate:          To be determined on November 11, 1997

Interest Rate Basis:            Prior to November 13, 2001, LIBOR Telerate.  On
                                and after November 13, 2001, see "Additional
                                Terms - Reset of Interest Rate for Fixed Rate
                                Periods".

Index Maturity:                 Three months

Spread or Spread Multiplier:    Minus 0.40% (-40 basis points)

Interest Payment Dates:         Prior to November 13, 2001, on the 13th of
                                February, May, August and November of each year, commencing February 13, 1998. On and after
                                November 13, 2001, semi-annually on the 13th day of May and November of each year. If any of said days is not a Business Day, payments shall be made on the next succeeding Business
                                Day.

Regular Record Date:            The date ten (10) calendar days (whether or not
                                a Business Day) prior to each Interest Payment
                                Date or the Stated Maturity, as the case may be.

Interest Determination Date:    See "Additional Terms - Reset of Interest Rate
                                for Fixed Rate Periods."

Interest Reset Date:            See "Additional Terms - Reset of Interest Rate
                                for Fixed Rate Periods."

Agent:                          Morgan Stanley & Co. Incorporated

Agent's Commission or Discount: Not Applicable

Calculation Agent:Calculation Agent:Morgan Stanley & Co. Incorporated

ADDITIONAL TERMS

      The Notes offered hereby are described in the Prospectus and this Prospectus Supplement. The description of the particular terms of the Notes set forth in this Pricing Supplement supplements, and to the extent inconsistent therewith replaces, the description of the terms and provisions of the "Description of Medium Term Notes" in the Prospectus. Capitalized terms used but not defined herein shall have the meanings given such terms in such Prospectus.

INTEREST RATES

      During the period commencing with the Issue Date to but excluding November 13, 2001, the Notes outstanding will bear interest at a rate of three month LIBOR less 40 basis points per annum. The interest rate will reset on the 13th day of February, May, August and November of each year, subject to the Modified Following Business Day Convention, as defined in the 1991 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. Prior to November 13, 2001, interest will be paid quarterly on February 13th, May 13th, August 13th, and November 13th of each year, commencing February 13, 1998, on an Actual/360 day count basis subject to the Modified Following Business Day Convention. On and after November 13, 2001 the Notes, if not Put to the Company by the Holders, will bear interest at a fixed rate for a two year period, such rate determined and reset every two years in the manner set forth under "- Reset of Interest Rate for Fixed Rate Periods".

      The Calculation Agent has the right, upon fifteen calendar days' notice, to purchase all the Notes from the Holders of the Notes on November 13, 2001 and then every two years thereafter (see "Call Option" as defined below). If the Calculation Agent has not given the Call Notice (as defined below), then each Holder has the right upon ten calendar days' notice to require Household Finance Corporation (the "Company") to repurchase all of the Notes held by such Holder on November 13, 2001 and then every two years thereafter (see "Put Option" as defined below). If the Calculation Agent has provided the Call Notice or if any Holder has not given the Put Notice (as defined below), then during the period from and including November 13, 2001 and then every two years thereafter to but excluding November 13, 2013, the Notes will be reset and bear interest at a fixed rate calculated as described below (see "- Reset of Interest Rate for Fixed Rate Periods" below).

CALL OPTION

      The Calculation Agent has the right to repurchase all of the Notes in whole on November 13, 2001, and each second November 13th thereafter (biennially) until and including November 13, 2011 (each, a "Call Date"), at a price equal to 100% of the principal amount thereof, plus accrued but unpaid interest to but excluding such Call Date (the "Call Redemption Price") by giving notice telephonically followed by written notice (the "Call Notice") thereof to the Holders of the Notes or to the Final Dealer (as defined below). In the event the Call Notice is timely given, the Holders of the Notes shall sell the Notes to the Calculation Agent at the Call Redemption Price. Such Call Notice shall be given no later than 10:00 a.m. (New York time) fifteen calendar days prior to the Call Date.

      In the event a Call Notice is delivered by the Calculation Agent the Call Redemption Price shall be paid to each Holder in accordance with the procedures described in such notice.

PUT OPTION

      If the Call Notice has not been timely given, then each Holder has the right to require the Company to repurchase all of the Notes of such Holder on November 13, 2001 and each second November 13th thereafter (biennially) until and including November 13, 2011 (each, a "Put Date") at a purchase price equal to 100% of the principal amount thereof, plus accrued but unpaid interest to but excluding such Put Date (the "Put Redemption Price"), by delivering written notice thereof to the Company (the "Put Notice"). Such Put Notice shall be given no later than 10:00 a.m. (New York time) ten calendar days prior to such Put Date. In the event the Put Notice is timely given, upon surrender of the appropriate Global Note to the Trustee, Holders shall receive the Put Redemption Price.

RESET OF INTEREST RATE FOR FIXED RATE PERIODS

      If the Calculation Agent has provided a Call Notice as set forth above under "Call Option" or if any of the Holders of the Notes have not delivered a Put Notice to the Company in accordance with the terms set forth under "Put Option" above, ten calendar days prior to the Put Date, the Company and the Calculation Agent shall undertake the following actions to calculate the fixed rate of interest to be paid on the Notes from and including such Put Date to but excluding the next Put Date (or, if there are no more Put Dates, to but excluding Stated Maturity) (each such two year period, a "Fixed Rate Period"). All references to specific hours are references to prevailing New York time. Each notice shall be given telephonically and shall be confirmed as soon as possible by facsimile to each of the Calculation Agent and the Company. The times set forth below are guidelines for action by the Company and the Calculation Agent, and each shall use its best efforts to adhere to such times. The Company shall use reasonable efforts to cause the Reference Dealers to take all actions contemplated below in as timely a manner as possible.

      (a)At 11:00 a.m., the Company shall provide to the Calculation Agent the names of three financial institutions including the Calculation Agent that deal in the Company's debt securities and have agreed to participate as Reference Dealers in accordance with the terms set forth below (the "Reference Dealers"), including acknowledging in writing the Call Option of the Calculation Agent. For each Reference Dealer, the Company will provide the name of and telephone and facsimile numbers for one individual who will represent such Reference Dealer.

      (b)                  At 12:00 p.m. the Calculation Agent shall:

          (i)provide to the Company the approximate 2-year U.S. Treasury bond yield determined by the Calculation Agent at or about such time (the "Designated Treasury Yield") based on the then current 2-year U.S. Treasury bond (the "Designated Treasury Bond"); and

          (ii)calculate and provide to the Reference Dealers an approximate price of the Notes which shall equal par plus the "Premium." The Premium shall be calculated by taking the Treasury
             Rate Difference applied over four semiannual periods from the beginning of the applicable Fixed Rate Period to the next Put Date (or, if there are no more Put Dates, to the Stated Maturity), discounted at the Discount
             Rate divided by two where:

        "Treasury Rate Difference" means the difference between 5.90%
             (the "Initial Treasury Yield") minus the Designated Treasury Yield; and

                  "Discount Rate" means the Designated Treasury Yield.

      (c)The Calculation Agent immediately thereafter shall contact each of the Reference Dealers and request that each Reference
          Dealer provide to the Calculation Agent the following firm bid (which bid shall remain firm for 30 minutes):

          (i)a firm bid (on an all-in basis), expressed as a spread (a "Spread") to the Designated Treasury Bond
             (using for such purposes, the Designated Treasury
             Yield), at which time such Reference Dealer would purchase Notes with a principal amount equal to the principal amount of the Notes then outstanding, which are callable every two years by the Calculation Agent and, if not called, puttable every two years at the option of the Holder of the Notes and are offered at a price equal to par plus the Premium for settlement on the Put Date.

      (d)At 12:30 p.m., the following shall occur following receipt of the bids requested in paragraph (c) above:

          (i)the Calculation Agent shall determine the final Designated Treasury Yield and calculate and provide to the Reference Dealers the final price of the Notes, which shall equal par plus the Premium (the "Final Price");

          the Reference Dealer providing the lowest all-in Spread to the final
             Designated Treasury Yield (the "Note Yield") shall be deemed the "Final Dealer"; provided that in the event more than one Reference Dealer provides the lowest all-in Spread, the Company shall determine who shall Payment become the Final Dealer and provided further that in any event the Calculation Agent has the right to match the lowest all-in Spread and thereby become the Final Dealer;
          (iii)the Calculation Agent shall calculate and provide to the Company the "Adjusted Coupon", which shall be the semi-annual bond equivalent fixed coupon rate on the Notes required to produce a semi-annual bond equivalent yield on the Notes equal to the sum of the Designated Treasury Yield and the Spread given a purchase price of 100% plus the Premium and assuming redemption of the Notes at par in two years;

          (iv)the Interest Rate on the Notes shall be adjusted and shall equal, effective from and including the applicable Put Date, to but excluding the next Put Date or Stated Maturity Date, the Adjusted Coupon, payable semi-annually each May 13th and November 13th; and

          (v)in the event the Calculation Agent has provided a Call Notice, on the Call Date the Final Dealer shall purchase the Notes from the Calculation Agent at the Final Price assuming the Note Yield and the Adjusted Coupon (defined below).

      If the Calculation Agent determines that (i) a Market Disruption Event (as defined below) has occurred or (ii) two or more of the Reference Dealers have failed to provide indicative or firm bids or offers in a timely manner substantially as provided above, the steps contemplated above shall be delayed until the next trading day on which there is no Market Disruption Event and no such failure by two or more Reference Dealers. "Market Disruption Event" shall mean any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on such exchange; (ii) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (iii) an outbreak or escalation of major hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or (iv) any material disruption of the U.S. government securities market, U.S. corporate bond market and/or U.S. federal wire system.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

      PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX AND ANY OTHER TAX TREATMENT OF THE NOTES.

      The following summary of the principal United States federal income tax consequences of ownership of the Notes deals only with a Note held as a capital asset by an initial purchaser who is a United States Holder (as defined in the Prospectus). It does not discuss the rules that may apply to special classes of holders such as life insurance companies, tax-exempt organizations, banks, dealers in securities, currencies or commodities, persons that hold Notes as a hedge or hedges against interest rate risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date hereof and all subject to change at any time, perhaps with retroactive effect.

      The Notes will be subject to the special rules, set out in Treasury Regulations (the "Regulations"), governing contingent payment debt obligations. Under the Regulations, a United States Holder will be required annually to include interest in income in respect of the Notes determined by reference to
(i) the annual yield the Company would pay, as of the Original Issue Date, on a fixed rate note with no contingent payments, but with terms and conditions otherwise comparable to those of the Notes (the "comparable yield") and (ii) a "projected payment schedule" constructed for the Note (as described below). Using this comparable yield and the projected payment schedule, rules are applied that are similar to the rules that apply for accruing original issue discount on a noncontingent debt instrument with that yield.

      In certain taxable years, these rules will have the effect of requiring United States Holders to include interest in income related to the Notes prior to, and in excess of, the receipt of cash attributable to such income.

      More specifically, the amount of interest includible in income for a taxable year by a United States Holder will be the sum of the "daily portions" of interest with respect to the Note for each day during the taxable year or portion of the taxable year during which the United States Holder owns the Note. The "daily portion" is determined by allocating to each day in any "accrual period" a pro rata portion of the interest allocable to the accrual period. The accrual period may be any length selected by a United States Holder and may vary over the term of the Note so long as no accrual period is longer than one year.

      The amount of interest allocable to an accrual period and includible in income is the product of the Note's "adjusted issue price" at the beginning of such accrual period and the comparable yield (adjusted for the length of the accrual period) described above. The "adjusted issue price" of the Note at the start of any accrual period is the sum of the issue price of such Note plus the accrued interest for each prior accrual period less any projected payments of interest deemed received for the prior accrual period, determined in the manner described below.

      The amount of interest deemed received in any accrual period is based on a "projected payment schedule" for the Notes, which the Company will construct. The "projected payment schedule" is a hypothetical schedule for payments on the Notes as of the issue date that would, if paid in the assumed amounts at the assumed times, produce the comparable yield over the life of the Note (as described above). To construct the projected payment schedule, the Company will use the actual amounts and timing of payments that are known as of the issue date. Projections of payments that are to be determined based upon the reset mechanism will be based upon forward interest rates and similar market-based information.

      United States Holders are required to compute the difference between the actual payments made on the Notes during a taxable year and the projected payments for the year. If the actual payments made during the year exceed the projected payments, the excess is added to the interest allocated to the accrual period as computed using the comparable yield (described above). If the actual payments are less than the projected payments, the difference first reduces the amount of interest otherwise taken into account for the year computed using the comparable yield, and any excess (the "excess negative adjustment") is treated as an ordinary loss for the United States Holder to the extent of the interest that was included in respect of the instrument in prior taxable years (as reduced by previous negative adjustments). Any remaining excess negative adjustment is carried forward and treated as a negative adjustment for the succeeding taxable year. Any excess negative adjustment carryforward not ultimately used to offset future interest accruals effectively reduces the amount of gain, or increases the amount of loss, realized at maturity or earlier redemption of the Notes.

      The Company's comparable yield and projected payment schedule will be available from the Treasury Department of the Company (Mail address: Household Finance Corporation, 2700 Sanders Road, Prospect Heights, IL 60070, Attention:
Treasurer; via facsimile transmission (847) 564-6138. A United States Holder is required to use the comparable yield and projected payment schedule determined by the Company in determining its interest accruals in respect of the Notes, unless such United States Holder timely discloses and justifies on its federal income tax return the use of a different comparable yield and projected payment schedule to the Internal Revenue Service.

      THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE IS NOT PROVIDED FOR ANY PURPOSE OTHER THAN THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS IN RESPECT OF THE NOTES, AND THE COMPANY MAKES NO REPRESENTATION REGARDING THE ACTUAL AMOUNT OF PAYMENTS WITH RESPECT TO THE NOTES, WHICH MAY BE LESS THAN THE PROJECTED PAYMENTS.

      Gain or loss at maturity upon sale or exchange, or earlier redemption of the Notes will be determined by the difference, if any, between the amount received by the United States Holder at such time and the projected amount of such payment under the projected payment schedule. Any gain recognized by a United States Holder at maturity, or upon sale or exchange, will be treated as interest income, and any loss recognized by a United States Holder will be treated as ordinary loss to the extent of the United States Holder's prior interest inclusions (reduced by prior ordinary losses attributable to net negative differences between actual contingent payments and projections of such payments), and thereafter generally as capital loss.

   In general, information reporting requirements will apply to all payments in respect of a Note made within the United States to a non-corporate United States Holder and "backup withholding" at a rate of 31% will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its federal income tax returns.